EXHIBIT 12

APPALACHIAN POWER COMPANY AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in millions except ratio data)

	Years Ended December 31,
	2011	2012	2013	2014	2015
EARNINGS
Income Before Income Taxes	$252.6	$423.0	$326.1	$370.3	$534.9
Fixed Charges (as below)	217.3	210.4	201.7	220.5	205.5
Total Earnings	$469.9	$633.4	$527.8	$590.8	$740.4

FIXED CHARGES
Interest Expense	$204.6	$202.1	$193.0	$209.6	$192.3
Credit for Allowance for Borrowed Funds Used During Construction	6.3	1.3	1.5	3.8	6.9
Estimated Interest Element in Lease Rentals	6.4	7.0	7.2	7.1	6.3
Total Fixed Charges	$217.3	$210.4	$201.7	$220.5	$205.5

Ratio of Earnings to Fixed Charges	2.16	3.01	2.61	2.67	3.60